Exhibit 7

TERM PROMISSORY NOTE

$19,000,000.00	March 31, 2025

For value received, T2S Permian Acquisition II LLC (“Borrower”), a Delaware limited liability company, does hereby promise to pay to the order of Frost Bank, a Texas state bank (“Bank”), at the offices of Frost Bank, as administrative agent (“Agent”), in Bexar County, Texas, at P.O. Box 34746, San Antonio, Texas 78265, or at such other address as Agent shall from time to time specify in writing, in lawful money of the United States of America, the sum of NINETEEN MILLION DOLLARS ($19,000,000.00), or so much thereof as from time to time may be advanced by Lender to Borrower pursuant to the terms of the Loan Agreement (as defined below), in legal and lawful money of the United States of America, with interest on the outstanding principal from the date advanced until paid at the rate set out below, and otherwise in strict accordance with the terms and provisions of this Term Promissory Note (this “Term Note”). No amount of principal repaid under this Term Note may be re-borrowed. This Term Note has been executed and delivered pursuant to that certain Loan Agreement of even date with this Term Note, among Borrower, Agent, Bank, and others (together with all amendments, modifications, and restatements thereof, collectively the “Loan Agreement”). Capitalized terms not otherwise defined in this Term Note shall have the respective meanings assigned to such terms in the Loan Agreement.

1.              Payment.

(a)            Principal shall be due and payable in monthly installments in the amount of $316,666.67, plus all accrued, unpaid interest, commencing on the twenty-fifth (25th) day of April, 2025, and continuing on the twenty-fifth (25th) day of each month thereafter (each such date being referred to as a “Payment Date”), until March 31, 2030 (the “Maturity Date”), when the entire amount of this Term Note, principal and accrued interest then remaining unpaid, shall be then due and payable.

(b)            Manner of Payments. All payments of interest and principal to Agent shall be made in lawful money of the United States of America no later than 12:00 pm (San Antonio, Texas time) on the date on which such payment is due by cashier’s check, certified check, or by wire transfer of immediately available funds.

(c)            Application of Payments. Except as may be expressly provided in this Term Note or the Loan Agreement to the contrary, all payments on this Term Note shall be applied in the following order of priority: (i) the payment or reimbursement of any expenses, costs, or obligations (other than the outstanding principal balance of this Term Note and interest on this Term Note) for which Borrower (or any other party) shall be obligated to pay or reimburse, as applicable, or to which Agent shall be entitled pursuant to the provisions of this Term Note or the other Loan Documents (as defined below), (ii) the payment of accrued but unpaid interest on this Term Note, and (iii) the payment of all or any portion of the then-outstanding principal balance of this Term Note, in the direct order of maturity. If an Event of Default (as defined below) exists under this Term Note or under any of the other Loan Documents, then Agent may, in its sole and absolute discretion, apply any such payments, at any time and from time to time, to any of the items specified in clauses (i), (ii), or (iii) above without regard to the order of priority otherwise specified in this Section, and any application of such payments to the outstanding principal balance of this Term Note may be made in either the direct or inverse order of maturity, at the sole and absolute discretion of Agent.

(d)            Business Day Convention. Whenever any payment to be made under this Term Note or under any other Loan Document shall be due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time for payment will be taken into account in calculating the amount of interest payable under this Term Note. “Business Day” means a day other than a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized to be closed, or are in fact closed.

(e)            Rescission of Payments; Unconditional Payments. If at any time any payment made by Borrower under this Term Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of a Borrower, or for any other reason, a Borrower’s obligation to make such payment shall be reinstated as though such payment had never been made. Borrower is obligated to pay all principal, interest, costs, fees, expenses and any other obligations as specified under the Loan Documents absolutely and unconditionally, without any abatement, postponement, diminution, deduction, offset, demand, counterclaim or recoupment (each of which is hereby waived). Acceptance by Agent of any payment in an amount less than the amount then due on any obligations shall be deemed an acceptance on account only, notwithstanding any notation on or accompanying such partial payment to the contrary, and shall not in any way (i) waive or excuse the existence of an Event of Default, (ii) waive, impair or extinguish any right or remedy available to Agent hereunder or under the other Loan Documents, or (iii) waive the requirement of punctual payment and performance or constitute a novation in any respect.

2.             Interest.

(a)            Interest Rate.

(i)            Interest on the outstanding and unpaid principal balance of this Term Note shall be computed at a per annum rate equal to the Benchmark (initially Daily Simple SOFR), plus the Applicable Margin, with said interest rate to be adjusted daily on each Business Day (such adjustment interval, the “Interest Period”), while such Benchmark is Daily Simple SOFR to account for any changes in Daily Simple SOFR; provided, however, in no event shall the Benchmark be less than the Floor. Each determination by Agent of the interest rate under this Term Note shall be conclusive and binding upon the Borrower in all respects absent manifest error and may be computed using any reasonable averaging and attribution method. Borrower understands and acknowledges that Daily Simple SOFR is a reference rate and does not necessarily represent the lowest or best rate actually charged by Agent to any customer.

(ii)            Benchmark Replacement Setting. Notwithstanding anything to the contrary herein or in any other Loan Document:

(1)            Replacing the Then-Current Benchmark. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark immediately for all purposes hereunder and under any other Loan Document, without any amendment to, or further action or consent of any party to this or any other Loan Document.

(2)            Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Term Note or any other Loan Document.

(3)            Notices; Standards for Decisions and Determinations. Agent will promptly notify the Borrower of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by Agent pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from any other party hereto or to any other Loan Document, except, in each case, as expressly required pursuant to this Section.

(4)            Temporary Unavailability of Setting of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time, if a relevant setting of the then-current Benchmark is temporarily unavailable due to a systemic market disruption not falling within the scope of clause (a) of this Section, as determined by Agent in its reasonable discretion, then Agent may utilize the last available setting of the then-current Benchmark until such time as the source and/or publisher of the then-current Benchmark resumes timely publication of such Benchmark’s settings.

(5)            Definitions.

“Applicable Margin” means, for any date and any Benchmark, 3.00% per annum.

“Benchmark” means, initially, Daily Simple SOFR; provided that if a replacement of the Benchmark has occurred pursuant to this Section, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Benchmark Replacement” means, for the then-current Benchmark, for purposes of clause (ii) of this Section, the first alternative set forth below that can be determined by Agent:

(1)	the sum of: (i) the Effective Federal Funds Rate and (ii) an adjustment (which may be a positive or negative value or zero) that has been selected by Agent giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar-denominated syndicated or bilateral credit facilities at such time; or

(2)	the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by Agent as the replacement for such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar-denominated syndicated or bilateral credit facilities at such time;

provided that, if the Benchmark Replacement as determined above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Note and the other Loan Documents.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Interest Period,” the definition of “U.S. Government Securities Business Day,” the timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by Agent in a manner substantially consistent with market practice (or, if Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as Agent decides is reasonably necessary in connection with the administration of this Term Note and the other Loan Documents).

“Benchmark Transition Event” means, with respect to any then-current Benchmark, the first to occur of (a) or (b) below, as confirmed by a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark: (a) the specified date on which the administrator of the then-current Benchmark ceases to provide such Benchmark, permanently or indefinitely, provided that, at such time, there is no successor administrator that will continue to provide such Benchmark; or (b) the specified date on which such Benchmark is no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.

“Daily Simple SOFR” means, for any Interest Period, the secured overnight financing rate published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time) for the day that is five (5) U.S. Government Securities Business Days prior to the first day of such Interest Period, as determined by Agent; provided, that if Agent decides at any time that such lookback convention is not administratively feasible for Agent, then Agent may, permanently or temporarily, implement another convention (which may use a lookback of different duration) in its reasonable discretion, without further notice to or consent from Borrower. For purposes of this paragraph, “U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Effective Federal Funds Rate” means, for any day, the rate calculated by the Federal Reserve Bank of New York based on such day’s Federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the Federal funds effective rate, with the conventions for this rate (which may include a lookback) being established by Agent in its reasonable discretion. For purposes of this paragraph, “Business Day” means a day other than a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized to be closed, or are in fact closed.

“Floor” means, for any date and any Benchmark, the benchmark rate floor of one percent (1.0%) per annum.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

(iii)       Rates. The interest rate on this Term Note may be derived from an interest rate benchmark that may in the future be discontinued or become the subject of regulatory reform. Agent does not warrant or accept any responsibility for, and will not have any liability with respect to, the continuation of, the administration of, submission of, calculation of, performance of, or any other matter related to any interest rate benchmark referenced in this Term Note, or any component thereof, or with respect to any alternative or successor interest rate benchmark thereto, or replacement interest rate benchmark thereof, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement interest rate benchmark will be similar to, or produce the same value or economic equivalence of, the existing interest rate benchmark being replaced or have the same volume or liquidity as did any existing interest rate benchmark prior to its discontinuance or unavailability, or the effect, implementation or composition of any Benchmark Replacement Conforming Changes. Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any  interest rate benchmark used in this Term Note or any alternative, successor or replacement interest rate benchmark (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to Borrower. Agent may select information sources or services in its reasonable discretion to ascertain any interest rate benchmark used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Term Note, and shall have no liability to Borrower or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

(b)                Computation of Interest. Interest shall be computed on a per annum basis of a year of 360 days and for the actual number of days elapsed.

(c)                Default Interest. Upon the occurrence of any Event of Default under this Term Note or under any of the other Loan Documents, regardless of whether or not there has been an acceleration of the indebtedness evidenced by this Term Note, and at all times after the maturity of the indebtedness evidenced by this Term Note (whether by acceleration or otherwise), and in addition to all other rights, remedies, or recourse available to Lender (or other holder of this Term Note) under the Loan Documents, at law, or in equity, at the option of Lender (or other holder of this Term Note) and without notice or demand, interest due under this Term Note shall accrue at the rate stated above plus three percent (3%) per annum. Borrower understands and acknowledges that it would be extremely difficult or impracticable to determine the actual damages suffered by Lender (or other holder of this Term Note) resulting from any Event of Default, and such accrued interest is a reasonable estimate of those damages and does not constitute a penalty.

(d)                Interest Rate Limitation. Notwithstanding anything in this Term Note, or any other Loan Document, Borrower and Lender intend to strictly conform to all applicable usury laws. In no event, whether by reason of demand for payment or acceleration of the maturity of this Term Note or otherwise, shall the interest contracted for, charged, or received by Lender under this Term Note, under any of the other Loan Documents, or otherwise exceed the maximum interest permitted by applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Lender in excess of the maximum interest permitted by applicable law, the interest payable to Lender shall be reduced automatically to the maximum interest permitted by applicable law. If Lender shall ever receive anything of value deemed interest under applicable law which would, apart from this paragraph, be in excess of the maximum interest permitted by applicable law, an amount equal to any amount which would have been excessive interest shall be applied to the reduction of the principal amount owing on this Term Note in the inverse order of its maturity and not to the payment of interest, or if such amount of interest which would have been in excess of the maximum interest permitted by applicable law exceeds the unpaid principal balance of this Term Note, such excess amount shall be refunded to Borrower. All interest paid or agreed to be paid to Lender shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of this Term Note (including any renewal or extension) so that the amount of interest on account of such indebtedness does not exceed the maximum interest permitted by applicable law. The provisions of this paragraph shall control all existing and future agreements between Borrower and Lender with respect to interest rate limitation. Borrower hereby agrees that as a condition precedent to any claim or counterclaim seeking usury penalties against Lender, Borrower will provide written notice to Lender, notifying Lender in reasonable detail of the nature and amount of the violation, and Lender shall have sixty (60) days after receipt of such notice in which to correct such usury violation, if any, by either refunding such excess interest to Borrower or crediting such excess interest against the principal amount owing on this Term Note.

3.             Prepayment. Borrower may prepay, at any time and from time to time upon ten (10) days’ prior written notice to Agent, the outstanding principal balance of this Term Note, without fee, premium, or penalty; provided, however, that such prepayment also shall include any and all accrued but unpaid interest through and including the date of prepayment, plus any other sums which have become due to Agent or Bank under this Term Note and the other Loan Documents on or before the date of prepayment but which have not been fully paid. If this Term Note is prepaid in full, any commitment of Lender to make further advances shall automatically terminate and shall be of no further force or effect. Any partial prepayments of principal shall be applied in inverse order of maturity to the last maturing installment(s) of principal due under this Term Note.

4.             Late Charge. If a payment is made more than ten (10) days after it is due, Borrower will be charged, in addition to interest, a delinquency charge of (i) 5% of the unpaid portion of such regularly-scheduled payment, or (ii) $250.00, whichever is less. Additionally, upon maturity of this Term Note, if the outstanding principal balance (plus all accrued but unpaid interest) is not paid within ten (10) days of the Maturity Date, Borrower will be charged a delinquency charge of (i) 5% of the sum of the outstanding principal balance plus all accrued but unpaid interest, or (ii) $250.00, whichever is less. Borrower agrees with Agent and Bank that the charges set forth in this Term Note are reasonable compensation to Agent for the handling of such late payments.

5.             Default. Any “Event of Default” under the Loan Agreement and the expiration of any notice, grace, or cure period required in the Loan Agreement shall constitute an event of default (“Event of Default”) under this Term Note.

6.             Agent’s Rights. Upon the occurrence of an Event of Default specified herein or in any of the other Loan Documents, Agent may, at its option and without notice or demand, (i) declare the outstanding principal balance of, and accrued but unpaid interest on, this Term Note at once due and payable, (ii) refuse to advance any additional amounts under this Term Note, including but not limited to permanently terminating Borrower’s ability to borrow, repay and re-borrow under this Term Note, (iii) foreclose all liens securing payment of this Term Note, (iv) pursue any and all other rights, remedies and recourse available to Agent or Bank, including but not limited to any such rights, remedies or recourse under the Loan Documents, at law or in equity, or (v) pursue any combination of the foregoing; and in the event default is made in the prompt payment of this Term Note when due or declared due, and the same is placed in the hands of an attorney for collection, or suit is brought on same, or the same is collected through probate, bankruptcy or other judicial proceedings, then the Borrower agrees and promises to pay all costs of collection, including reasonable attorney's fees.

7.             Security. This Term Note is subject to the terms and provisions of the Loan Agreement. This Term Note is secured by the Security Documents and all liens and security interests described in the Loan Agreement. This Term Note, the Loan Agreement, and all other documents evidencing, securing, governing, guaranteeing, or pertaining to this Term Note are hereinafter collectively referred to as the “Loan Documents.” The holder of this Term Note is entitled to the benefits and security provided in the Loan Documents.

8.             Texas Finance Code. In no event shall Chapter 346 of the Texas Finance Code (which regulates certain revolving loan accounts and revolving tri-party accounts) apply to this Term Note. To the extent that Chapter 303 of the Texas Finance Code is applicable to this Term Note, the “weekly ceiling” specified in such article shall be the ceiling applicable to this Term Note; provided that, if any applicable law permits greater interest, the law permitting the greatest interest shall apply.

9.              Purpose of Loan. Borrower agrees that no advances under this Term Note shall be used for personal, family, or household purposes, and that all advances under this Term Note shall be used solely for business, commercial, investment, or other similar purposes and in accordance with the terms and provisions of this Term Note and the other Loan Documents.

10.           Expenses. Borrower shall reimburse Agent and Bank on demand for all actual costs, expenses, and fees (including reasonable and documented out-of-pocket expenses and fees of legal counsel) incurred by Agent or Bank in connection with the transactions contemplated by this Term Note, including the negotiation, documentation, and execution of this Term Note and the enforcement of the rights of Agent under this Term Note.

11.            Waiver. Borrower expressly waives presentment and demand for payment, notice of default, notice of intent to accelerate maturity, notice of acceleration of maturity, protest, notice of protest, notice of dishonor, and all other notices and demands for which waiver is not prohibited by applicable law, and diligence in the collection of this Term Note. No delay or omission of Agent in exercising any right under this Term Note or under applicable law shall be a waiver of such right or any other right under this Term Note or applicable law.

12.            Governing Law; Venue. This Term Note and any claim, controversy, dispute, or cause of action (whether in contract, tort, or otherwise) based upon, arising out of, or relating to this Term Note and the transactions contemplated by this Term Note shall be governed by, and construed in accordance with, the laws of the State of Texas without regard to conflicts of laws principles. In the event of a dispute involving this Term Note or any other instrument or Loan Document executed in connection with this Term Note, Borrower irrevocably agrees that venue for such dispute shall lie in any court of competent jurisdiction in Bexar County, Texas.

13.            Successors and Assigns. This Term Note may be assigned or transferred by Bank to any person or third party without notice to or consent from Borrower. Borrower may not assign or transfer this Term Note or any of Borrower’s rights under this Term Note without the prior written consent of Agent. This Term Note shall inure to the benefit of, and be binding upon, Agent, Bank, and Borrower and their permitted successors and assigns.

14.           Consent to Sale. Borrower agrees that Bank may, at its option, sell interests in this Term Note and its rights and remedies under this Term Note to one or more financial institutions or other parties acceptable to Agent and, in connection with each such sale, Agent and Bank may disclose any financial and other information available to Agent and Bank concerning Borrower or any other party to each prospective purchaser.

15.            Lost Note. Borrower will issue a replacement note in the event of the loss, theft, destruction or mutilation of this Term Note, upon the request of Agent.

THIS TERM NOTE AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[signature on following page]

IN WITNESS WHEREOF, this Term Note is hereby executed and delivered by the Borrower as of the date first written above.

BORROWER:

T2S Permian Acquisition II LLC,
a Delaware limited liability company

By:
Thomas W. Pritchard,
Chief Executive Officer